# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Air Transport Services Group, Inc., CIK 0000894081
CUSIP: 00922R105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 145 Hunter Drive, Wilmington, Ohio (OH), 45177
Date of event which requires filing of this statement: 04/11/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-16-510522
Filed by CIK 0001018724

## Reporting persons
- Amazon.com, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Air Transport Services Group, Inc.
Address of issuer's principal executive offices: 145 Hunter Drive Wilmington, OH, 45177

## Item 2. Person Filing
Name of person filing: Amazon.com, Inc.
Address of principal business office or, if none, residence: 410 Terry Avenue North Seattle, Washington 98109
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
0

On April 11, 2025, Stonepeak Nile MergerCo Inc., a Delaware corporation and a wholly-owned subsidiary of Stonepeak Nile Parent LLC, a Delaware limited liability company ("Acquiror"), merged with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of Acquiror (the "Merger"). Upon the consummation of the Merger, all shares of Issuer common stock owned by the Reporting Person immediately prior to the consummation of the Merger converted into the right to receive $22.50 cash per share, without interest (the "Merger Consideration"), and all warrants held by the Reporting Person converted into the right to receive the Merger Consideration, vested (to the extent not already vested), and were mandatorily exercised by the Issuer (on a cashless net exercise basis) for the Merger Consideration.
Percent of class: 0 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Amazon.com, Inc.: /s/ Mark F. Hoffman, Mark F. Hoffman, Vice President and Secretary (04/14/2025)